Mercedes-Benz Auto Receivables Trust 2012-1
Investor Report

Collection Period Ended   31-May-2015

Amounts in USD

Dates

Collection Period No.	33			
Collection Period (from... to)	1-May-2015	31-May-2015		
Determination Date	11-Jun-2015			
Record Date	12-Jun-2015			
Distribution Date	15-Jun-2015			
Interest Period of the Class A-1 Notes (from... to)	15-May-2015	15-Jun-2015	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2015	15-Jun-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	450,000,000.00	56,186,452.37	38,174,068.34	18,012,384.03	40.027520	0.084831
Class A-4 Notes	146,500,000.00	146,500,000.00	146,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,546,500,000.00**	**202,686,452.37**	**184,674,068.34**	**18,012,384.03**		

Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47	
Adjusted Pool Balance	1,594,374,327.63	258,489,553.84	240,477,169.81	
Yield Supplement Overcollateralization Amount	56,491,714.15	8,765,237.50	8,050,484.83	
Pool Balance	**1,650,866,041.78**	**267,254,791.34**	**248,527,654.64**	

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.470000%	22,006.36	0.048903	18,034,390.39	40.076423
Class A-4 Notes	0.610000%	74,470.83	0.508333	74,470.83	0.508333
Total		**$96,477.19**		**$18,108,861.22**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	18,653,471.79	(1) Total Servicing Fee	222,712.33
Interest Collections	588,002.66	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	31,811.48	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	104,364.81	(3) Interest Distributable Amount Class A Notes	96,477.19
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	197.06	(6) Regular Principal Distributable Amount	18,012,384.03
Available Collections	19,377,847.80	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**19,377,847.80**	(9) Excess Collections to Certificateholders	1,046,274.25
		Total Distribution	**19,377,847.80**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	222,712.33	222,712.33	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	96,477.19	96,477.19	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	22,006.36	22,006.36	0.00
thereof on Class A-4 Notes	74,470.83	74,470.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	96,477.19	96,477.19	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,012,384.03	18,012,384.03	0.00
Aggregate Principal Distributable Amount	18,012,384.03	18,012,384.03	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	33.86
minus Net Investment Earnings	33.86
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	33.86
Net Investment Earnings on the Collection Account	163.20
Investment Earnings for the Collection Period	197.06

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	267.254.791.34	22.285
Principal Collections	12,869,017.36	
Principal Collections attributable to Full Pay-offs	5,784,454.43	
Principal Purchase Amounts	0.00	
Principal Gross Losses	73,664.91	
Pool Balance end of Collection Period	248,527,654.64	21,431
Pool Factor	15.05%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.76%
Weighted Average Number of Remaining Payments	47.48	21.97
Weighted Average Seasoning (months)	13.98	43.44

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	245,943,531.48	21,270	98.96%
31-60 Days Delinquent	1,856,826.85	118	0.75%
61-90 Days Delinquent	533,019.38	30	0.21%
91-120 Days Delinquent	194,276.93	13	0.08%
Total	248,527,654.64	21,431	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	73,664.91
Principal Net Liquidation Proceeds	31,828.31
Principal Recoveries	103,211.99
Principal Net Losses	-61,375.39
Cumulative Principal Net Losses	3,147,541.97
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.191%